1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
December 5, 2019
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549
Attn: Dana Brown
Re: YouNow, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 2
Filed September 27, 2019
File No. 024-11018
Dear Mr. Brown:
YouNow, Inc. (“YouNow” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated November 26, 2019, relating to the Company’s filing on November 1, 2019 of the Company’s Post-Qualification Amendment No. 2 (the “Second Post-Qualification Amendment”) to the Company’s Offering Statement on Form 1-A (as supplemented, the “Offering Statement”). The Company is concurrently filing an amended Post-Qualification Amendment (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.
To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.
Post-Qualification Offering Circular Amendment No. 2
Description of the Props Token’s Role in Helping to Align the Incentives of Network Participants, page 100

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 5, 2019

1.
Please revise your disclosure in the second paragraph under “Incentives for the Development and Operation of Props Apps:” on page 101 to clarify whether you are referring to the Third Party App Developer (i.e., the term you define on page 1 as referring to PeerStream) or a hypothetical future third party app developer when you state that such developer “will be deemed to be a statutory underwriter.”

In response to the Staff’s comment, YouNow has revised the Amended Filing on page 101 to clarify that the Company is referring to PeerStream.
Exhibits

2.
We note that as of the date of this letter the offering circular provided at http://offeringcircular.propsproject.com links to the offering circular you filed with the Commission on July 12, 2019. We further note that you filed an amended offering circular on September 27, 2019. Please tell us whether you made written offers after September 27, 2019 and, if you made such offers, please tell us which offering circular you used. Please refer to Securities Act Rule 251(d)(1)(iii).

YouNow respectfully advises the Staff that YouNow has delivered offering circulars after September 27, 2019, and in each case provided the recipient with the offering circular filed pursuant to Rule 253(g) on July 12, 2019, as supplemented on October 8, 2019 (collectively, the “Qualified Offering Circular”), and not with the unqualified offering circulars containing the proposed amendments regarding the PeerStream app (each, an “Amended Offering Circular”).1 Before turning to a technical analysis of why this was the correct approach, it may be helpful to consider the persons receiving the Qualified Offering Circulars and the disclosure relevant to them.
The Qualified Offering Circular contains information specifically intended for people receiving Props Tokens through their use of the YouNow app, and to people receiving Props Tokens through the Grant Program. To date, all distributions of Props Tokens made pursuant to the Regulation A offering were made solely to one of these two categories of people: people receiving Props Tokens through their use of the YouNow app, or people receiving Props Tokens as grants pursuant to the Grant Program. As a result, from a disclosure standpoint, the delivery (sale) to these people should be and was made pursuant to the Qualified Offering Circular.
The Amended Offering Circulars, which have been filed but not qualified by the Commission, do not substantially or materially amend the disclosure contained in the Qualified Offering Circular as that disclosure relates to people receiving Props Tokens through the YouNow
1 One communication made by YouNow did address the progress of YouNow’s interaction with the Commission, and this communication was accompanied by a Amended Offering Circular in order to show this status. YouNow believes that this written communication was compliant with Rule 251(d)(1)(iii) because it was accompanied by the offering circular filed with the Commission on July 12, 2019, as supplemented on October 8, 2019. See infra. Out of an abundance of caution, YouNow also filed the communication as Exhibit 13.19 to the Second Post-Qualification Amendment.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 5, 2019

app or through the Grant Program. The Amended Offering Circulars differ from the Qualified Offering Circular primarily by describing the way people will receive Props Tokens for their use of the PeerStream app. Significantly, the PeerStream app is not currently running on the YouNow platform, so no users of the PeerStream app currently can receive Props Tokens through their use of that app. Moreover, neither YouNow nor, to its knowledge, PeerStream, has made any offer of Props Tokens to people who would receive Props Tokens through their use of the PeerStream app.
As a result, if YouNow had provided the unqualified Amended Offering Circular to people who received Props Tokens either through their use of the YouNow app or through the Grant Program, those people would have received information that as of now is not true (i.e., the information about the ability to receive Props Tokens through the PeerStream app), and that in any event would be largely irrelevant to them even if it was true (since none of the recipients would be receiving Props Tokens through their use of the PeerStream app). Notably, the approved offering circular discloses that in the future Third-Party Developers may include their apps on the Props Network and distribute Props Tokens to their users, so recipients of the Qualified Offering Circular are aware of the possibility of Props Tokens being offered and delivered in the future to users of an app such as the PeerStream app.
If YouNow had provided the unqualified Amended Offering Circular to Props Token recipients who were YouNow app users or Grant Program recipients, general anti-fraud notions presumably would have required YouNow to clarify for those recipients which portions of that unqualified Amended Offering Circular were applicable to them, which portions were not applicable, and possibly which portions differed from the Qualified Offering Circular. In such a case, YouNow likely would have needed to include disclosure in the unqualified Amended Offering Circular to the effect that all information about the PeerStream app was not applicable to the Props Token recipients (in that they were not participating in a distribution of Props Tokens through the PeerStream app and that such a distribution was not actually occurring at that time), and that the PeerStream app might not become part of the YouNow platform and that users of the PeerStream app might never earn Props Tokens for using that app. In addition, the unqualified Amended Offering Circular presumably would have needed to contain disclosure to the effect that recipients of the Props Tokens could not rely on the unqualified Amended Offering Circular in connection with their receipt (purchase) of Props Tokens, and those recipients could instead rely for that purpose solely on the approved Qualified Offering Circular. Given these disclosure considerations, it is difficult to conceive of any benefit Props Tokens recipients would have received from obtaining the unqualified Amended Offering Circular and associated disclosures.
Moreover, had YouNow provided the unqualified Amended Offering Circular to people who received Props Tokens either through their use of the YouNow app or through the Grant Program, within two days of the delivery of the Props Tokens, YouNow also would have been required to provide to each of those recipients the Qualified Offering Circular, since that is the only offering circular pursuant to which sales can be made. It would make no sense to deliver to the Props Token recipients both an unqualified Amended Offering Circular (which contains unapproved language

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 5, 2019

about a distribution that is not yet occurring and which is not relevant to the recipients), and the Qualified Offering Circular (especially when, as discussed above, anti-fraud considerations would require the unqualified Amended Offering Circular to contain disclosure to the effect that recipients could not rely on virtually all information in the Amended Offering Circular that was not included in the Qualified Offering Circular).
In summary, the recipients of the Props Tokens have received the Qualified Offering Circular, which contains all material information relevant to the delivery (sale) of the Props Tokens to them, and which does not contain unapproved language relating to a distribution of Props Tokens that is not currently ongoing and that which they are not participating.
YouNow also respectfully advises the Staff that it believes that delivery of the Qualified Offering Circular was and is the correct approach under Regulation A. First, YouNow believes an (and perhaps the) operative regulatory provision is Rule 251(d)(2)(ii), which provides that upon the sale of a Regulation A security, the Final Offering Circular must be delivered to the purchaser within two business days. Rule 261(e) defines the “Final Offering Circular” to be the current offering circular contained in a qualified offering statement, or if that offering circular has been supplemented pursuant to Rule 253(g), the offering circular as supplemented. That is precisely the offering circular that YouNow delivered to recipients of Props Tokens.
Second, YouNow believes that Rule 251(d)(1)(iii),2 even if applicable, also should be read in this case to require delivery of the Qualified Offering Circular, not the unqualified Amended Offering Circular. Rule 251(d)(1)(iii) provides that offers made after an offering statement has been qualified “must be accompanied with or preceded by the most recent offering circular filed with the Commission for such offering.”
YouNow believes that the term “most recent offering circular filed with the Commission for such offering”, as used in that Rule, means the Final Offering Circular as defined in Rule 261(e) (which was discussed above). There are at least two reasons for this. First, the Commission itself stated in the Regulation A+ adopting release that Rule 251(d)(1)(iii) requires an issuer to provide offerees with the “final offering circular.”3 YouNow provided the Final Offering Circular to the Props Token recipients, and thus acted in accordance with Rule 251(d)(1)(iii), as interpreted by the Commission.
2 17 CFR § 230.251(d)(1)(iii).
3 See Amendments for Small and Additional Issues Exemptions Under the Sec. Act (Regulation A), Release No. 2501 (Mar. 25, 2015) at 74 (noting that the Commission was “adopting, as proposed, the requirement that a final offering circular must accompany or precede any written communications that constitute offers in the post-qualification period” and citing to Rule 251(d)(1)(iii)); see generally 17 CFR § 230.261(e) (defining “final offering circular” as “[t]he more recent of: the current offering circular contained in a qualified offering statement; and any offering circular filed pursuant to Rule 253(g) (§ 230.253(g))”).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
December 5, 2019

Second, as suggested above, any different reading of Rule 251(d)(1)(iii) would set up a conflict between that Rule and Rule 251(d)(2)(ii), and would require an issuer to deliver an unqualified amendment to a person who received an offer, and then the qualified offering circular to that same person within two days after that person purchased the security. Nothing in Regulation A, the rules under Regulation A, or the Commission’s or Staff’s guidance under Regulation A suggests that that an issuer has an obligation to deliver two different offering circulars to the same purchaser, and given the unusual nature of this requirement (and the lack of any obvious basis for such a requirement), presumably the Commission and the Staff -- had they intended this result -- would have explicitly emphasized this “dual offering circular delivery requirement” when adopting Rules 251(d)(1)(iii) and 251(d)(2)(ii). The silence of the Commission and the Staff on this point is also strong evidence that no such dual offering circular delivery requirement was intended or required.
General

3.
We note your response to comment 1. Please revise your disclosure to state that Props PBC is a statutory underwriter under Section 2(a)(11) of the Securities Act. In this regard, we note that Props PBC is acquiring these securities with a view to distribute them to app developers or network participants. We further note that the cover page states that Props PBC will grant tokens to persons developing key apps or otherwise contributing to network development efforts, and the second to last paragraph on page 124 indicates that Props PBC is acquiring the securities for the purpose of that distribution.

In response to the Staff’s comment, YouNow has revised the Amended Filing on the cover page and pages 26, 124, and 149 to indicate that Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act.
* * *
We hope the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum